Exhibit 4.6

LZG INTERNATIONAL, INC.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The Company has 120,000,000 shares of authorized capital stock described as follows: The Company has authorized 100,000,000 shares of common stock with $.001 par value. The Company has authorized 20,000,000 shares of preferred stock with $.001 par value to be issued in five (5) series.

Common Stock: The common stock has equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders. The holders are not permitted to vote their shares cumulatively. Upon issuance of preferred stock, the common stock may have junior rights as compared to the preferred stock. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock: Our board of directors is authorized to establish the number of shares to be included in each series and the preferences, rights of conversion, limitations and other relative rights of each series. As of the date of this filing, our board of directors has not authorized a series, nor issued any preferred stock.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.

Voting Rights

A majority of the shares entitled to vote on the matter by each voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, but in no event shall a quorum consist of less than one third of the shares of each voting group entitled to vote. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Policy

If our Board of Directors declares dividends, all holders of our common stock are entitled to participate proportionally out of the funds legally available therefrom. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business.

Transfer Agent

Our transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.